MATERIAL FACT
LATAM AIRLINES GROUP S.A.
Issuer of Securities Registered in the Securities Registry

Santiago, June 27, 2025

Mrs.
Solange Berstein Jáuregui
President
Commission for the Financial Market
Av. Libertador Bernardo O´Higgins 1449

Present

Ref.: Communicate MATERIAL FACT
_______________________________

To Whom It May Concern:

In accordance with Article 9 and the second paragraph of Article 10 of Law No. 18,045, as well as General Rule No. 30, and duly authorized to this effect, I hereby report the following Material Fact regarding LATAM Airlines Group S.A. (the “Company”):

1.In a meeting held on this date, the Board of Directors of the Company approved the commencement of the new share repurchase program (the “New Program”) approved at the Company’s Extraordinary Shareholders’ Meeting (the “Extraordinary Meeting”) held on June 26, 2025, in accordance with the delegation granted to the Board of Directors at that Meeting and the applicable regulations. Specifically, on this date, the Board of Directors agreed to:

a.Initiate the New Program through the pro rata mechanism of an Oferta Firme en Bloque (the “OFB”, for its Spanish acronym) on the Santiago Stock Exchange (the “Exchange”) for up to 2.4% of the outstanding shares into which the Company’s share capital is divided (i.e., up to 14,506,509,062 shares), at a price per share of CLP$19.00, legal currency in Chile, equivalent on this date to US$0.020415400, according to the “observed” exchange rate as of this date, for a period of 30 days. The terms and conditions of the OFB may be modified as permitted by current regulations. Any changes will be duly reported through a new Material Fact and will be recorded with the Exchange in accordance with the exchange regulations.

b.Determine that the OFB will be registered in the Exchange's systems on this date, effective as of July 1, 2025. The OFB will have an initial period of 30 days, from July 1, 2025, to July 30, 2025.

c.Engage Banchile Corredores de Bolsa S.A. and LarrainVial S.A. Corredora de Bolsa to implement the OFB.

2.Additionally, it is reported that ADR holders who desire to sell shares under the New Program must first cancel their respective ADRs and convert them into shares of the Company under the terms outlined in our deposit agreement with JPMorgan Chase Bank, N.A. To do so, they must contact the depositary.

Sincerely,

Juan Carlos Menció
Legal and Compliance Vice President
LATAM Airlines Group S.A.

c.c.:
Santiago Stock Exchange, Stock Exchange.
Chilean Electronic Stock Exchange, Stock Exchange